                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                                             SCHEDULE 13G
                                                           (Amendment No. 3)

                                               Under the Securities Exchange Act of 1934

                                                            ASTRO-MED, INC.
                                                            ---------------
                                                           (Name of Issuer)

                                                     Common Stock, $.05 par value
                                                     ----------------------------
                                                    (Title of Class of Securities)

                                                               04638F10
                                                               --------
                                                            (CUSIP Number)

                                                            December 31, 2001
-----------------------------------------------------------------------------------------------------------------------
                                        (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        [ ]  Rule 13d-1(b)
                        [ ]  Rule 13d-1(c)
                        [X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            (A fee is not being paid with this statement.)

         1)       Name of Reporting Person.          Albert W. Ondis
                                             --------------------------

         2)       Check the Appropriate box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

         3)       SEC Use Only......................................

         4)       Citizenship or Place of Organization.       United States
                                                         ------------------

Number of                           (5)     Sole Voting Power:  1,384,365
                                                                ----------------
Shares Bene-

ficially                            (6)     Shared Voting Power:  2,850
                                                                  -----
Owned By
Each Report-                        (7)     Sole Dispositive Power:  1,384,365
                                                                     -----------
ing Person
With                                (8)     Shared Dispositive Power:  2,850
                                                                       ------

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person.  1,387,215
                                                                                 ---------

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

                  51,214 shares held in the Albert W. Ondis Irrevocable Trust, Jacques V. Hopkins Trustee
                  ---------------------------------------------------------------------------------------

         11)      Percent of Class Represented by Amount in Row 9. 31.0%
                                                                   ------

         12)      Type of Reporting Person (See Instructions). IN
                                                               --

Item 1(a).        Name of Issuer.
                  --------------
                  Astro-Med, Inc. (ALOT)

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------
                  600 East Greenwich Avenue, West Warwick, RI 02893

Item 2(a).        Name of Person Filing.
                  ---------------------
                  Albert W. Ondis

Item 2(b).        Address of Principal Business Office.
                  ------------------------------------

                  Astro-Med Industrial Park, 800 East Greenwich Avenue, West Warwick, RI  02893

Item 2(c).        Citizenship.
                  -----------
                  United States

Item 2(d).        Title of Class of Securities.
                  ----------------------------
                  Common Stock, $.05 par value

Item 2(e).        CUSIP Number.
                  ------------
                  04638F10

Item 3.
                  Not applicable

Item 4.           Ownership.
                  ---------
                  (a)      Amount Beneficially Owned.
                           -------------------------
                           1,022,912 shares are held directly
                           212,000 shares are held subject to exercisable options
                           2,850 shares are held indirectly under employee stock ownership plan
                           149,453 shares are held as Trustee of trusts of which Mr. Ondis' children are beneficiaries

                           Mr. Ondis, pursuant to Rule 13d-4, hereby expressly disclaims beneficial ownership of 51,214 shares held in the Albert W. Ondis Irrevocable Trust, Jacques V. Hopkins Trustee.

                  (b)      Percent of Class.  The shares of Common Stock beneficially owned by Mr. Ondis represent 31.0% of the
                           ----------------
                           issued and outstanding common stock (assuming exercise of exercisable options).

                  (c)      Number of shares of Common Stock as to which Mr. Ondis has:

                           (i)      sole power to vote or to direct the vote:  1,384,365
                                                                               ----------

                           (ii)     shared power to vote or to direct the vote: 2,850
                                                                                -----

                           (iii)    sole power to dispose or to direct the disposition of:  1,384,365
                                                                                            ---------

                           (iv)     shared power to dispose or to direct the disposition of:  2,850
                                                                                              -----

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ---------------------------------------------------------------
                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                  --------------------------------------------------------------------------------------------------
                  By the Parent Holding Company or Control Person.
                  -----------------------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not applicable.

Item 10.          Certification.
                  -------------
                  Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2002                                    /s/ Albert W. Ondis
                                                              --------------------------
                                                                  Albert W. Ondis